Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Bronco Drilling Company, Inc. Announces Monthly Operating Results
     OKLAHOMA CITY—(BUSINESS WIRE)—March 11, 2008—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC), announced today operational results for the month ended and as of February 29, 2008.
     Utilization for the Company’s drilling fleet was 70% for the month of February compared to 64% for the previous month and 73% for the fourth quarter of 2007. The Company had an average of 45 marketed rigs in February compared to 45 in the previous month and 48 for the fourth quarter of 2007. The average dayrate on operating rigs as of February 29, 2008, was $16,891 compared to $17,369 as of January 31, 2008, and $17,258 for the fourth quarter of 2007.
     Utilization for the Company’s workover fleet was 74% for the month of February compared to 82% for the previous month and 75% for the fourth quarter of 2007. The Company had an average of 48 marketed workover rigs in February compared to 47 in the previous month and 42 for the fourth quarter of 2007.
     The Company cautions that several factors other than those discussed above may impact the Company’s operating results and that a particular trend regarding the factors above may or may not be indicative of the Company’s current or future financial performance.
     About Bronco Drilling
     Bronco Drilling Company, Inc. is a publicly held company headquartered in Edmond, Oklahoma, and is a provider of contract land drilling and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The NASDAQ Global Market under the symbol “BRNC”. For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Bronco Drilling Company, Inc.
Rig Status Report
as of February 29, 2008

	Rig			Rig		Status		Est. Duration (2)
	No.	Horsepower		Type	Basin	(1)	Contract	Days	Date
1	2	400	hp	M		I
2	4	950	hp	M	Piceance	O	Term	270	11/25/2008
3	5	650	hp	M	Anadarko	O	well to well
4	6	650	hp	M	Anadarko	O	Term	363	2/26/2009
5	7	650	hp	M	Woodford	O	well to well
6	8	1000	hp	E	Williston	O	well to well
7	9	650	hp	M	Arkoma	O	Term	307	1/1/2009
8	10	1000	hp	E	Anadarko	O	well to well
9	11	1000	hp	E	Woodford	O	well to well
10	12	1500	hp	E	Anadarko	O	well to well
11	14	1200	hp	E	Woodford	O	Term	133	7/11/2008
12	15	1200	hp	E	Cotton Valley	O	Term	12	3/12/2008
13	16	1400	hp	E	Anadarko	O	well to well
14	17	1700	hp	E	Anadarko	O	well to well
15	20	1400	hp	E		I
16	21	2000	hp	E	Woodford	O	3 wells
17	22	1000	hp	E	Woodford	O	well to well
18	23	1000	hp	E	Piceance	O	3 wells
19	25	1500	hp	E	Woodford	O	2 wells
20	26	1200	hp	E	Anadarko	O	3 wells
21	27	1500	hp	E	Piceance	O	Term	241	10/27/2008
22	28	1200	hp	E	Anadarko	O	3 wells
23	29	1500	hp	E	Woodford	O	3 wells
24	37	1000	hp	E		I
25	41	950	hp	M	Anadarko	O	well to well
26	42	650	hp	M	Anadarko	O	well to well
27	43	1000	hp	M	Cotton Valley	O	Term	113	6/21/2008
28	51	850	hp	M	Anadarko	O	well to well
29	52	850	hp	M	Anadarko	O	well to well
30	53	850	hp	M		I
31	54	850	hp	M	Woodford	O	Term	446	5/20/2009
32	55	1000	hp	M		I
33	56	1100	hp	M	Anadarko	O	well to well
34	57	1100	hp	M	Woodford	O	Term	386	3/21/2009
35	58	800	hp	M		I
36	59	850	hp	M		I
37	60	850	hp	M		I
38	62	1000	hp	M	Anadarko	O	well to well
39	70	450	hp	M	Anadarko	O	well to well
40	72	750	hp	M	Barnett	O	6 wells
41	75	750	hp	M	Woodford	O	Term	167	8/14/2008
42	76	700	hp	M		I
43	77	1200	hp	M	Anadarko	O	2 wells
44	78	1200	hp	M		I
45	97	850	hp	M	Anadarko	O	well to well

M — Mechanical

E — Electric

I — Idle

O — Operating

1	Rigs classified as “operating” are under contract while rigs described as “idle” are not under contract but are being actively marketed and generally ready for service.

2	The estimated contract duration is derived from discussions with our customer regarding their current projection of the days remaining to complete the project.

Changes from the prior month are highlighted.

     Cautionary Note Regarding Forward-Looking Statements
     The information in this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, comments pertaining to estimated contract duration. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, early termination by the customer pursuant to the contract or otherwise, cancellation or completion of certain contracts or projects earlier than expected, operating hazards and other factors described in Bronco Drilling Company, Inc’s. Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on March 8, 2007 and other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Bronco cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.
     Important Information
     On January 23, 2008, Bronco Drilling Company, Inc. (“Bronco Drilling”) entered into a merger agreement with Allis-Chalmers Energy Inc. (“Allis-Chalmers”), providing for the acquisition of Bronco Drilling by Allis-Chalmers. In connection with the proposed merger, Allis-Chalmers filed a registration statement on Form S-4 (Registration No. 333-149326) with the Securities and Exchange Commission (the “SEC”) on February 20, 2008, which registration statement contains a joint proxy statement/prospectus of both companies. Allis-Chalmers and Bronco Drilling may file other relevant documents concerning the proposed merger, including any amendments to such registration statement. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
     The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
     The documents filed with the SEC by Bronco Drilling may be obtained free of charge from Bronco Drilling’s website at www.broncodrill.com or by calling Bronco Drilling’s Investor Relations department at (405) 242-4444.
     Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

     Allis-Chalmers and Bronco Drilling and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of each company in connection with the merger. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Information about the directors and executive officers of Bronco Drilling and their ownership of Bronco Drilling common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger.
     THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

CONTACT:	Bob Jarvis
Investor Relations
Bronco Drilling Company
(405) 242-4444 EXT: 102
bjarvis@broncodrill.com